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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

        ELECTRIFICADORA DEL CARIBE S.A. E.S.P. AND ELECTRIFICADORA DE LA
                           COSTA ATLANTICA S.A. E.S.P.
         ...............................................................
                            (Name of foreign company)

                         HOUSTON INDUSTRIES INCORPORATED
  .............................................................................
    (Name of filing company, if filed on behalf of a foreign utility company)

Item 1

        STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

        The names of the entities claiming foreign utility company status are:
Electrificadora del Caribe S.A. E.S.P. ("Caribe") and Electrificadora de la Costa Atlantica S.A. E.S.P. ("Costa"). Caribe and Costa are organized under the laws of the Republic of Colombia. The business addresses of the entities are as follows: Caribe, Via 40, #79-170, Barranquilla, Colombia; and Costa, Planta Cospique Mammonal, Cartegena, Colombia.

        Based on information furnished by Credit Suisse First Boston Corporation and Inverlink S.A., as financial advisors to the Republic of Colombia for the privatizations of Caribe and Costa, Caribe is an electrical distribution company serving the geographic area comprising the four departments of Guajira, Magdalena, Cesar and Atlantico, including the city of Barranquilla, Colombia, and Costa is an electrical distribution company serving the geographic area comprising the three departments of Cordoba, Sucre and Bolivar, including the city of Cartagena. Caribe's facilities include approximately 10,425 kilometers of lines ranging from 110 kV to 13.8 kV, and 93 substations, and the company serves approximately 598,008 customers. Costa's facilities include approximately 8,186 kilometers of lines ranging from 110 kV to 13.8 kV, and 86 substations, and the company services approximately 466,207 customers.

        Sixty-five percent of the voting capital of Caribe, less one share, will be held by Caribe Energy Holdings, Ltd., a company organized under the laws of the Cayman Islands ("CEH"). Sixty-five percent of


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the voting capital of Costa, less one share, will be held by CEH. Fifty percent of the voting capital of CEH will be held by HIE Caribe Energy 2 Ltd., a company organized under the laws of the Cayman Islands ("HIEC"), and 50 percent of the voting capital of CEH will be held by EDC Energy Ventures Distribucion Colombia, a company organized under the laws of the Cayman Islands, and a wholly-owned subsidiary of Corporacion EDC, S.A.C.A. HIEC will own one share in Caribe and one share in Costa.

        The remaining 35 percent interests in each of Caribe and Costa will be held by one or more instrumentalities of the Republic of Colombia. These 35 percent minority shareholdings will be allocated as follows: For Caribe, Electrificadora de Cesar S.A. E.S.P. - 12.50%; Electrificadora del Atlantico S.A. E.S.P. - 53.10%; Electrificadora de la Guajira S.A. E.S.P. - 9.00%; Electrificadora del Magdalena S.A. E.S.P. - 24.90%; and Corporacion Electrica de la Costa Atlantica - 0.50%. For Costa, Electrificadora de Bolivar S.A. E.S.P. - 46.20%; Electrificadora de Cordoba S.A. E.S.P. - 28.40%; Electrificadora de Sucre S.A. E.S.P. - 17.20%; Empresa de Energia Electrica de Magangue S.A. E.S.P.
- 7.00%; and Corporacion Electrica de la Costa Atlantica - 1.20%.


Item 2

        STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

        The names of the domestic associate public utility companies are Houston Lighting & Power Company, an operating division of Houston Industries Incorporated, a Texas corporation ("HI"), and NorAm Energy Corp., a Delaware corporation ("NorAm"). NorAm is a wholly owned subsidiary of HI. HI also owns all of the outstanding voting stock of Houston Industries Energy, Inc., a Delaware corporation ("HI Energy"). HI Energy owns all of the outstanding voting stock of HIEC. As described in Item 1, HIEC owns 50 percent of the outstanding voting stock of CEH, giving HI Energy and its subsidiary an indirect interest in each of Caribe and Costa of 32.5 percent. No portion of the purchase price for the interests in Caribe or Costa will be paid by HI or NorAm.



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                                    EXHIBIT A


        State certificates required under Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended, have been received from the commissions of Texas, Arkansas, Louisiana, Mississippi, Minnesota and Oklahoma, and are attached hereto as Exhibit A.


                                    SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                HOUSTON INDUSTRIES INCORPORATED



                                By:    /s/ Mary P. Ricciardello
                                   -----------------------------------
                                       Mary P. Ricciardello
                                       Vice President and Comptroller
                                       (Principal Accounting Officer)


Date: August 10, 1998




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